SERVICING AGREEMENT

ADDENDUM TO SCHEDULE A

For its services under this Servicing Agreement, Calvert Shareholder Services, Inc. is entitled to receive from the Fund fees as set forth below:

Fund and Portfolio	Annual Account	Transaction
	Fee*	Fee

Calvert Social Investment Fund	$4.63	$0.53
Calvert Aggressive Allocation
Fund

*Account fees are charged monthly based on the highest number of non-zero balance accounts outstanding during the month.

Date: __________________, 2005